December 13, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Anthony R. Russo
Chief Financial Officer
222 Grace Church Street, Suite 300
Port Chester, New York 10573

Re:	American Business Corporation
	Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the quarters ended March 31, 2005, June 30,
2005
and
      September 30, 2005
	Commission file #: 033-16417-LA

Dear Mr. Russo:

We have reviewed your November 23, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Item 3. Legal Proceedings, page 11

1. We note from your response to our prior comment 1 that the estimated liability of $4,440,657 recorded in the financial statements and referred to in Item 3, is the same as the estimated guaranteed obligations of former subsidiaries discussed in Note 4 to the financial statements. In future filings, please revise or cross-reference your disclosures in Note 4 and Item 3 to clarify the nature of the amount and that it is recorded as a liability in the financial statements. Additionally, as previously requested, please specifically tell us whether the judgment of $370,000 related to the
Carangela Holdings was accrued or paid during 2004.

2. We note your response to our prior comment 2, however we do not believe that it adequately responds to our comment. Specifically, please tell us if you have established an accrual for the Margolies litigation and if so, the amount of the accrual. If no accrual was made because one or both conditions in paragraph 8 of SFAS No. 5 were not met, please confirm to us that you will include the disclosures required by paragraph 10 of SFAS No. 5. Additionally, please provide us with draft language of your revised disclosure.

Financial Statements
Balance Sheets, page 19

3. We note from your response to our prior comment 5 that the loans payable amount relates to unsecured notes which have no restrictive covenants and are not currently subject to interest accrual. In addition to disclosing this information in future filings, also disclose the maturity dates and interest rates applicable to the notes. Also, supplementally tell us, with a view toward expanded disclosure, your rationale for not accruing interest on the notes since March 2002 and the amount of unrecognized expense for each year in the three years ended December 31, 2004 and the literature supporting your accounting treatment. We may have further comments upon receipt of your response.

4. We note from your response to our prior comment 6 that you have stated the nature and terms of the convertible debentures. Please confirm to us that in future filings you will include this information in the notes to the financial statements.

Notes to the Financial Statements

Note 4 - Discontinued Operation and Net Liabilities of
Discontinued
Operations, page 24

5. We note from your response to our prior comment 8 that the gain from discontinued operations of $3,928,940 in 2003 resulted from the settlement of $4,000,000 of obligations for the claims for certain creditors of your former operating business. Please tell us if this
$4,000,000 in obligations was recorded on the balance sheet prior to the gain recognition and if so, the line item on the balance sheet that included the amount. If the amount was not previously recorded as a liability, please tell us why you believe it was appropriate not to record the amount at the time the obligation was incurred. Also, supplementally provide us with an annual analysis of charges and accruals related to discontinued operations. Your analysis should begin with the original loss of $38,205,215 recognized in fiscal year
2000, and the related accrual at December 31, 2000. Please describe by year, material changes to accruals, such as cash payments made, reversals or adjustments to changes through the year ended December
31, 2004. Expand MD&A to discuss the timing of cash payments to be made as a result of your guaranteed obligations and when you expect to resolve all such obligations.

6. We note from your response to our prior comment 10 that your balance sheet at September 30, 2005 has been revised to reflect the redemption value of the Series B preferred stock as a liability. For consistency purposes, please revise your balance sheet in future filings to present the Series B preferred stock as a liability in all periods presented. Also the presentation in the statement of stockholders` equity (deficit) should be revised in future filings to present the 2,000 Series B preferred shares as remaining in equity with only the amount of $2,000,000 reclassed to liabilities. Additionally, please add a note to the financial statements stating that certain reclassifications have been made to the prior years` financial statements to conform to the current year presentation and that the reclassifications had no effect on previously reported results of operations or retained earnings.

7. We note from your response to our prior comment 11 that upon issuing convertible preferred stock you charged the amounts to operations and credited to the equity section. In future filings, please disclose this accounting treatment in the notes to the financial statements.

8. We note from your response to our prior comment 12 that you will disclose the "as converted" common share equivalents of your preferred stock and follow the guidelines of EITF 98-5 and EITF 00-27 in future filings. However, the intention of our prior comment was to determine how you applied the guidelines of EITF 98-5 and EITF 00-27 at the time the convertible preferred stock was issued. Specifically, please tell us if you analyzed the conversion terms of the Series A, B, C, D and E preferred shares for the existence of a beneficial conversion feature at the time of each issuance. If you did not previously perform this analysis, please prepare an analysis indicating whether a beneficial conversion feature should have been recorded at the time of the issuance of the convertible note and the related impact on your financial statements, if applicable.

Note 7. Common Stock

9. We note from your response to our prior comment 13 that you believe your current presentation of the 6% Secured Convertible Note due Brentwood Capital is compliant. Please tell us how you analyzed the convertible note at the time of issuance according to the guidelines of EITF 98-5 and EITF 00-27. Specifically, please tell us how you analyzed the convertible note and it conversion terms for the existence of a beneficial conversion feature. If you did not previously perform this analysis, please prepare an analysis indicating whether a beneficial conversion feature should have been recorded at the time of the issuance of the convertible note and the related impact on your financial statements, if applicable.

Other

10. As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments via EDGAR within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or Kathy Mathis at 202-551-3383 if you have questions.

								Sincerely,



								Joseph A. Foti
								Senior Assistant Chief
Accountant
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Mr. Anthony R. Russo
American Business Corporation
December 13, 2005
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